The below letter, fidelity bond approval and confirmation of payment have been added to this amended filing. The fidelity bond document is the same as originally filed.

------------------------------------------------------------------------------------------------------------------------------------

September 24, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Volumetric Fund, Inc. (File Number: 811-04643)

Rule 17g-1 Filing of Fidelity Bond

Dear Sir or Madam:

On behalf of Volumetric Fund, Inc., enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following:

1. Copy of the fidelity bond covering Volumetric Fund, Inc.

2. A Certificate regarding the Board of Directors approving the amount, type, form, coverage and filing of the Fidelity Bond.

3. The bond is for a one year term beginning September 6, 2015 to September 6, 2016, with a premium of $2,874. The premium was paid in full on August 13, 2015.

If you have any questions about this filing, please contact the undersigned at 845-623-7637.

Sincerely,

/s/ Gabriel Gibs

Gabriel Gibs

CEO

----------------------------------------------------------------------------------------------------------

BOARD OF DIRECTORS APPROVAL

The undersigned, Gabriel Gibs, Chairman of Volumetric Fund, Inc. (the “Fund”), a New York corporation hereby certifies that the Board of Directors of the Fund, met on September 24, 2015, and approved the filing of the Fidelity Bond, which is in full force and effect:

a.

That pursuant to the requirements of Section 17(g)-1 of the Investment Company Act of 1940, the fidelity bond issued in the amount of $300,000 for the period from September 6, 2015, to September 6, 2016, is hereby approved. The Fidelity Bond protects the Company against larceny or embezzlement by any of its officers and employees who singly, or jointly with others, may have access to securities or funds of the Fund, either directly or indirectly or through authority to draw upon such funds or direct the disposition of such securities, and which Fidelity Bond specifies that it is not to be canceled, terminated or modified except upon at least 60 days written notice; and

b.

Rule 17g-1 requires that a majority of directors who are not “interested persons” of the Fund, as such term is defined under the 1940 Act (the “Disinterested Directors”) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Fund; and

c.

That all documents, agreements, and instruments previously executed and delivered, and any and all actions taken by the officers and representatives of the Fund in negotiating, documenting, and effecting the transactions described in the foregoing, whether taken prior to or after the date hereof, in connection with or related to the matters set forth in, or reasonably contemplated or implied by, the foregoing, are hereby adopted, ratified, confirmed, and approved in all respects and for all purposes as the acts and deeds of the Fund; and

d.

That the Chief Compliance Officer of the Fund, is hereby directed to make such filings with and give such notices to the Securities and Exchange Commission as are required by Rule 17g-1 under the Investment Company Act of 1940.

------------------------------------------------------------------------------------------------------------

A true and complete copy of the Fidelity Bond (including all riders and amendments thereto) is attached. The period covered by the Fidelity Bond as to which premiums have been paid began on September 6, 2015 and continues until September 6, 2016.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed on this 24th day of September, 2015.

By:

/s/ Gabriel Gibs

Gabriel Gibs

CEO